EXHIBIT 20.1

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							       NEWS RELEASE


FOR IMMEDIATE RELEASE              Contact:  C. Fred Harlow
					     Chief Financial
					     Officer
					     (770) 381-7566


		   ISOLYSER ANNOUNCES PERSONNEL CHANGES


NORCROSS, Georgia (June 4, 1996) - Isolyser Company, Inc. (Nasdaq/NM:OREX) today announced that Michael Sahady, executive vice president of Isolyser and a member of the Company's Board of Directors, has resigned both positions to pursue personal interests. He will continue to be employed by the Company as a special assistant to the president and chief executive officer, although he will no longer serve as an executive of the Company or on its Board of Directors.

     Robert L. Taylor, chairman, president and chief executive officer of Isolyser, said, "Mike Sahady has made a major contribution to our Company. Fortunately, we will continue to benefit from his counsel in his role as special assistant to me. Our management infrastructure is strong, and we expect the development of the Company to continue on an accelerated basis."


     Isolyser, based in Norcross, Georgia, has developed and manufactured OREX(C) Degradables(TM), a series of products made from a thermoplastic, hot water soluble polymer that can be configured into an array of products such as woven and non-woven fabrics, film and thermoformed and extruded items. These products can be dissolved after use, in hot water in a specially designed OREX processor similar to a commercial washing machine, for safe disposal through municipal sewer systems. The Company believes that this line of products provides protection to the hospital staff, patient and environment while providing cost-effective solutions to the problems associated with waste reduction and disposal.